UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  November 14, 2006                   /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
--------------------------------------------------------------------------------

                        NEWS RELEASE - NOVEMBER 14, 2006

             AMERA REPORTS COMPLETE PHASE I DRILL RESULTS FROM COCHA

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to provide complete results from the Phase I eleven-hole 1,394m diamond drill program which tested only 400m interval out of the 2.2km long Discovery Outcrop Trend on the 100% owned Cocha copper-silver property. Drilling and surface sampling on the Cocha property indicates a metal zonation pattern with copper-silver grading to copper-silver-molybdenum-lead-zinc, a common characteristic of sediment-hosted copper-silver mineralized systems where typically the latter metal assemblage occurs stratigraphically above the copper-silver horizon.

The style of mineralization discovered on the Cocha property is interpreted by Amera as sediment-hosted copper-silver type, comparable to the giant Lubin Deposit (115 billion pounds of copper, 2.3 billion ounces of silver(1)) in the Kupferschiefer district of Poland and the White Pine Deposit (18.3 billion pounds of copper and 800 million ounces of silver(1)) in the Upper Peninsula of Michigan. The Cocha property is located in the Department of Junin, approximately 220km east of Lima, Peru.

"We are pleased with the results of our Phase I drill program," stated Nikolaos Cacos, President and C.E.O. "Our model for Cocha appears to holding very well. Drilling has intersected mineralization in which both the grades and thicknesses are comparable to a typical zone at the giant Lubin deposit in Poland. Additionally, there are numerous copper-silver showings and two parallel 2km plus soil anomalies on the property that require detailed surface work to identify drill targets."

Highlights from the eleven-hole Phase I drill program include:

        o 30.23M @ 2.67% COPPER AND 24.1 G/T SILVER* (COCHA-06-03)
        o 13.31M @ 0.80% COPPER AND 10.8 G/T SILVER* (COCHA-06-02)
        o 18.01M @ 1.93% COPPER AND 17.2 G/T SILVER* (COCHA-06-02)
        o 11.55M @ 0.82% COPPER AND 9.2 G/T SILVER*  (COCHA-06-02)
        o 12.25M @ 0.13% COPPER AND 8.65 G/T SILVER  (COCHA-06-06)
        o  8.75M @ 0.14% COPPER AND 6.38 G/T SILVER  (COCHA-06-06)

        *Previously reported in October 17, 2006 News Release

At present the Company is focused on gaining a better understanding of the controls to the mineralized system present in Discovery Outcrop area through detailed geological and structural interpretation of the drill core and metal zonation patterns identified in the multi-element geochemical data. This work will provide guidance on targeting future drilling. One of the primary aims is expanding the significant copper-silver mineralization intersected in drill holes COCHA-06-02 and COCHA-06-03. In addition the Company will be conducting an intensive surface exploration program along the new parallel South Cocha trend and copper-silver showings announced in the November 7, 2006 News Release. These two concurrent programs will allow the Amera to plan a Phase II drill program for the first part of 2007.

NEWS RELEASE                                                   NOVEMBER 14, 2006
AMERA RESOURCES CORPORATION                                               PAGE 2
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TECHNICAL SUMMARY:

Completed Phase I drill program on the Cocha Project was focused around the Discovery Outcrop where initial surface rock sampling returned 0.80% copper and 10g/t silver over 80m (see January 13, 2006 News Release). The program has been designed to provide a preliminary test of approximately 400m of the strike length along the mineralized trend in either direction from the Discovery Outcrop to approximately 150m vertical depth. A total of 1,394m in eleven diamond drill holes were completed. Highlights from Phase I drill program are provided in Table 1 below.

The Discovery Outcrop mineralized trend is defined by northwest-oriented coincident copper-silver soil anomalies which currently extend over 2.2km in strike length with soil geochemical values ranging up to 0.32% copper and 4.7 g/t silver. The copper-silver soil anomalies at Cocha are open in all directions.

 TABLE 1: SUMMARY OF THE DRILL HOLE INTERCEPTS FROM 2006 COCHA DRILLING PROGRAM

-------------------------------------------------------------------------------------------------------------
 DRILL HOLE     AZIMUTH  INCLIN-   TOTAL     FROM       TO    INTERVAL   CU       AG       MO     PB     ZN
                          ATION    DEPTH      [M]       [M]     [M]      [%]     [G/T]   [PPM]    [%]    [%]
-------------------------------------------------------------------------------------------------------------

COCHA-06-01*      220     -45       93.9               NSR**
-------------------------------------------------------------------------------------------------------------
COCHA-06-02*      220     -55      150.7       0       13.31    13.31    0.8     10.8
-------------------------------------------------------------------------------------------------------------
COCHA-06-02*                                 32.02     50.03    18.01    1.93    17.2
-------------------------------------------------------------------------------------------------------------
COCHA-06-02*                                 64.72     76.27    11.55    0.82     9.2
-------------------------------------------------------------------------------------------------------------
COCHA-06-03*      220     -65      183.3     73.00     75.83     2.83    0.29     3.4
-------------------------------------------------------------------------------------------------------------
COCHA-06-03*                                 82.90    113.13    30.23    2.67    24.1
 Including*                                  89.65     96.40     6.75    4.71    43.5
-------------------------------------------------------------------------------------------------------------
COCHA-06-04*      220     -45      116.5     23.85     25.60     1.75     0.2     4.3
-------------------------------------------------------------------------------------------------------------
COCHA-06-04*                                 42.00     45.20     3.20    0.21     2.6
-------------------------------------------------------------------------------------------------------------
COCHA-06-04*                                 62.05     86.23    24.18    0.11     3.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-04*                                 67.85     85.80    17.95                     109.4
-------------------------------------------------------------------------------------------------------------
COCHA-06-04*                                 79.05     86.23     7.18                             0.54
-------------------------------------------------------------------------------------------------------------
COCHA-06-05*      220     -55      151.0     64.98     66.60     1.62    0.45     5.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-05*                                107.8     109.35     1.55    1.02    25.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06       220     -45      113.6     71.20     83.45    12.25    0.13     8.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  69.15     84.00    14.85                      70.4   0.67
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  80.90     83.45     2.55                                    0.69
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  91.00     99.75     8.75    0.14     6.4
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  91.60    100.30     8.70                      85.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  96.50    102.00     5.50                             0.73
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  97.00    100.30     3.30                                    0.40
-------------------------------------------------------------------------------------------------------------
COCHA-06-07       220     -45      103.1     67.2      69.35     2.15    0.15     3.5
-------------------------------------------------------------------------------------------------------------
COCHA-06-08       220     -55       91.5               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-09       220     -65      100.0               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-10       260     -50      170.0               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-11       220     -45      120.0     89.3      92.2      2.9     0.06     3.2
-------------------------------------------------------------------------------------------------------------

*Previously reported in october 17, 2006 news release
**NSR = No Significant Results

Summary tables with individual assay intervals for the holes in this release are available for viewing on the Company's website (WWW.AMERARESOURCES.COM).

NEWS RELEASE                                                   NOVEMBER 13, 2006
AMERA RESOURCES CORPORATION                                               PAGE 3
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All drillholes  cored a package of  volcaniclastic  rocks  belonging to the Mitu
Formation. Lithologies comprised mainly ash, lapilli and tuff agglomerates with local volcanic flow interbeds overlaying red sandstone. Copper and silver mineralization is associated with the presence of fine-grained dark horizons of argillic composition containing carbonaceous material within the volcaniclastic sequences characterized by carbonate content and stronger foliation. The most common ore minerals are bornite, chalcocite, and pyrite, with associated minor, chalcopyrite, magnetite, and iron oxides. Chlorite, carbonate with minor silica and epidote alteration were also observed.

The geochemical zonation from copper-silver mineralization in the Discovery Outcrop area (trench samples and drillholes COCHA-06-02 and 03) to the more polymetallic copper-silver-molybdenum-lead-zinc mineralization found in holes COCHA-06-04, 70m to the southeast, and in COCHA-06-06, 235m southeast of the Discovery Outcrop, is a characteristic property of sediment-hosted copper-silver mineralized systems. At the Lubin deposit in the Kupferschiefer district of Poland a lead-zinc enriched zone occurs stratigraphically above the main copper-silver horizon (see diagram on Company's website).

In the Cocha drill hole analyses molybdenum ranges from less than detection to 282 ppm and all anomalous values over 50ppm are either from holes COCHA-06-04 or
06. Lead values range up to 65,400 ppm (6.54%) and all values over 2,000 ppm come from either COCHA-06-04 or 06. Zinc values range up to 11,300 (1.13%) and all values greater than 1,000 ppm are from COCHA-06-06. Delineating this geochemical zonation pattern along the Discovery Outcrop and South Cocha trends will aid in understanding of the Cocha mineralized system. The significant variation between the strong copper and silver values intersected in drill holes COCHA-06-02 and 03 and lower copper and silver values associated with elevated molybdenum, zinc and lead in other holes suggests structural complexity that requires more interpretation work to properly target and trace sediment-hosted mineralization.

Local Peruvian drilling company Geotecnia Peruana S.R.L. was contracted to carry out the drilling program. They used an Atlas Copco Diamec 262 drill rig recovering mostly HQ core (6.35cm). Drill core was cut on site using a rock saw or split using a core splitter. Half of the core samples were submitted to the assay lab for analysis while the remainder was stored in core boxes for future reference. A rigorous program of QA/QC involving the use of standard samples(2) has been incorporated into the sampling regime for the project.

ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada, performed analyses for the samples reported herein. Work reported on in this released was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Sediment-Hosted Copper Deposits of the World: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0
(2) Standard samples were obtained from the WCM Sales Ltd. (WCM Minerals), 7729 Patterson Avenue Burnaby, BC, Canada.

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at HTTP://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2006 NUMBER 18

NEWS RELEASE                                                   NOVEMBER 13, 2006
AMERA RESOURCES CORPORATION                                               PAGE 4
--------------------------------------------------------------------------------


FIGURE 1:
[GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is:

                         Map of the Cocha Project - Peru
             showing drill hole locations and Cu soil geochemistry

      Showing Soil Anomaly >30 ppm Cu and Showing Soil Anomaly >100 ppm Cu


To view go to the Company's website:  www.ameraresources.com.